06050035

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 2 9 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

SEC FILE NUMBER
8-66998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 12, 2006 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMMONWEALTH AUSTRALIA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022-6072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Murray Regan 212-848-9362
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

(X) Independent Auditor's Report.
(X) Facing Page.
(X) Statement of Financial Condition.
( ) Statement of Income (Loss).
( ) Statement of Cash Flows.
( ) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) Computation of Net Capital.
( ) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) An Oath of Affirmation.
( ) A copy of the SIPC Supplemental Report.
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) Independent auditor's report on internal control.
( ) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, ANGUS DOBBIE, and ROWLY HIRST, affirm that, to the best of our knowledge and belief, the accompanying Statement of Financial Condition pertaining to Commonwealth Australia Securities, LLC (the "Company") as of June 30, 2006 is true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

8/24/06

Signature Date

Chief Executive Officer

Title

8/25/06

Signature Date

Head of Equities

Title

SHU HUA ZHU
NOTARY PUBLIC STATE OF NEW YORK
NO. 01ZH6106306
QUALIFIED IN KING COUNTY
COMMISSION EXPIRES MARCH 1, 2008

Zhu Shu Hua

Notary Public

Commonwealth Australia Securities, LLC

(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Commonwealth Australia Securities, LLC

We have audited the accompanying statement of financial condition of Commonwealth Australia Securities, LLC (the "Company") as of June 30, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC at June 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

August 18, 2006

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2006

Assets	
Cash and cash equivalents	$ 443,914
Total assets	$ 443,914
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 39,189
Total liabilities	39,189
Member's equity:	
Total member's equity	404,725
Total liabilities and member's equity	$ 443,914

See accompanying notes.

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Notes to Statement of Financial Condition

June 30, 2006

1. Organization

Commonwealth Australia Securities, LLC (the "Company") was incorporated on May 10, 2005 as a Delaware Limited Liability Company. The Company is a single member LLC with the sole member being Commonwealth Bank of Australia (the "Member"). The Company was originally incorporated under the name of CommSec LLC. On May 2, 2006, the Company received approval from the NASD to change its name to Commonwealth Australia Securities, LLC.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company brokers or arranges the sale of Australian Stock Exchange ("ASX") and New Zealand Stock Exchange ("NZX") listed equities and equity derivative products through Commonwealth Securities Limited ("CSL"), an affiliated Australian company and a wholly-owned subsidiary of the Member, and fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

On July 1, 2005, the Member contributed capital in the amount of $25,000. A further $195,000 in capital was contributed by the Member in two installments of $95,000 on December 2, 2005, and $100,000 on December 15, 2005. The Company signed its membership agreement with the NASD and received SEC approval on January 12, 2006 to commence operations.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from these estimates.

Income taxes

As a limited liability company, the Company is not subject to income tax. Any taxable income or loss is allocated to its Member.

2. Significant Accounting Policies (continued)

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 12.5% of total aggregate indebtedness. At June 30, 2006, the Company had net capital of $404,725 which was $304,725 in excess of the required net capital of $100,000.

5. Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the Statement of Financial Condition: The Company acts as agent only and does not hold any principal positions and therefore has no financial instruments.